Exhibit 99.1

BRENER INTERNATIONAL GROUP, LLC

421 North Beverly Drive, Suite 300

Beverly Hills, California 90210

P 310.553.7009

F 310.553.1637

April 28, 2009

Dr. Santanu Das

Chief Executive officer and President

Transwitch Corporation

3 Enterprise Drive

Sheldon, Connecticut 06484

Dear Santanu:

I was dismayed to see that the Board of Directors of Transwitch Corporation (the “Company”) is seeking shareholder approve for an increase in the number of shares of common stock issuable pursuant to the Company’s 2008 Equity Incentive Plan by more than 10,000,000.  If the amendment to the 2008 Plan is approved more than 25,000,000 shares will be subject to issuance pursuant to the 2008 Plan, more than 16% of the outstanding stock of the Company.  Such issuance will have an unacceptable dilutive effect on the existing shareholders and is unwarranted in light of the Company’s recent dismal performance.

Over the last few years the Company’s shareholders have suffered greatly as the Company’s stock price has fallen dramatically.  During this time Management gave upbeat reports encouraging shareholders that a turn around was close at hand.  However, each quarter management used a different excuse as to why the stock price continued to deteriorate.  Now, the Company wants to grant its management and directors stock incentive awards that would dramatically dilute shareholders.  Neither management nor the directors deserves any additional stock awards.

The 2008 Plan allows participants to participate in the upside from an increase in the stock price, but does not subject them to any downside.  If options are in the money they are exercised.  If they are not they are allowed to expire without any payment by the holder.  Shareholders, however, are not so lucky.  As shareholders have so painfully experienced with the Company, they are also at the risk for the downside resulting from management’s actions.  Directors and management should be required to purchase shares at current market prices, rather than exercise options where there is a built in profit at the time of exercise.  Only then will their interests be aligned with those of the shareholders.

Very truly yours,

/S/ Gabriel Brener